Exhibit 99.1

FangDD Reports First Half 2024 Unaudited Financial Results

Shenzhen, China, August 30, 2024 (GlobeNewswire) - Fangdd Network Group Ltd. (NASDAQ: DUO) (“FangDD” or “the Company”), a customer-oriented property technology company in China, today announced its unaudited financial results for the six months ended June 30, 2024.

First Half 2024 Financial Highlights

●	Revenue for the six months ended June 30, 2024 slightly decreased by 8.8% to RMB140.0 million (US$19.3 million) from RMB153.5 million for the same period of 2023.

●	Net income for the six months ended June 30, 2024 was RMB16.4 million (US$2.3 million), compared to net income of RMB9.4 million for the same period of 2023.

●	Non-GAAP net income[1] for the six months ended June 30, 2024 was RMB16.4 million (US$2.3 million), compared to non-GAAP net income of RMB9.4 million for the same period of 2023.

First Half 2024 Operating Highlights

●	Total closed-loop GMV[2] facilitated on the Company’s platform decreased by 24.9% to RMB6.2 billion (US$0.9 billion) for the six months ended June 30, 2024 from RMB8.3 billion for the same period of 2023. This decline in closed-loop GMV was mainly due to the continued downturn in the real estate market and the Company’s careful selection of new property projects for collaboration.

Mr. Xi Zeng, Chairman and Chief Executive Officer of FangDD, commented, “According to the National Bureau of Statistics of China, the total area of new property sales in the first half of 2024 decreased by 19% year-on-year and the total value of these sales decreased by 25% year-on-year. This decline in both market volume and value has led to a “second bottoming out.” Looking forward to the second half of the year, it is anticipated that with policy support and a reduced high base effect, the real estate market is expected to begin a stabilization process, with annual sales remaining above 10 trillion yuan. In the first half of 2024, the Company prioritized sustainable operations by enhancing operational management and cost control, as well as optimizing and adjusting organizational structures to improve cash flow security and adaptability to market changes. Additionally, by focusing on high gross profit businesses and developing innovative services and products, the Company aims to achieve revenue diversification and stable profitability.

[1]	Non-GAAP net income is defined as net income excluding share-based compensation expenses. For more information on these non-GAAP financial measures, please see the section captioned “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

[2]	“Closed-loop GMV” refers to the GMV of closed-loop transactions facilitated in the Company’s marketplace during the specified period. Closed-loop transactions refer to property transactions in which the major steps are completed or managed by real estate agents in the Company’s marketplace.

First Half 2024 Financial Results

REVENUE

Revenue for the six months ended June 30, 2024 slightly decreased by 8.8% to RMB140.0 million (US$19.3 million) from RMB153.5 million for the same period of 2023. This decrease was mainly attributed to the majority of real estate buyers maintaining a wait-and-see attitude, resulting in overall transaction volumes in the real estate market remaining low, despite a series of positive policies implemented by the PRC government to promote stable and healthy development of the real estate market.

COST OF REVENUE

Cost of revenue for the six months ended June 30, 2024 slightly decreased by 8.4% to RMB122.5 million (US$16.9 million) from RMB133.7 million for the same period of 2023. This decrease was primarily due to three factors: (i) a corresponding decrease in the cost of revenue due to a decrease in revenue, (ii) the Company’s continuous efforts to adjust and optimize the structure of its business lines, and (iii) the Company’s continuous cost optimization initiatives aimed at improving operational efficiency.

GROSS PROFIT AND GROSS MARGIN

Gross profit for the six months ended June 30, 2024 decreased by 11.9% to RMB17.5 million (US$2.4 million) from RMB19.8 million for the same period of 2023. Gross margin rate for the six months ended June 30, 2024 was 12.5% , compared to 12.9% for the same period of 2023. This decrease was mainly due to the majority of real estate buyers maintaining a wait-and-see attitude, resulting in the overall transaction volumes in the real estate market remaining low, despite a series of positive policies implemented by the PRC government to promote stable and healthy development of the real estate market.

OPERATING EXPENSES

Operating expenses for the six months ended June 30, 2024, which included share-based compensation expenses of RMB10.0 thousand (US$1.4 thousand), decreased by 3.0% to RMB86.1 million (US$11.8 million) from RMB88.8 million for the same period of 2023, which included share-based compensation expenses of RMB82.0 thousand for the same period of 2023.

●	Sales and marketing expenses for the six months ended June 30, 2024 decreased to RMB513 thousand (US$71thousand) from RMB1.9 million for the same period of 2023. This decrease was primarily due to an optimized sales department structure, reduced spending on marketing activities related to new property transaction services, and a reduced scale of sales labor expenditures.

●	Product development expenses for the six months ended June 30, 2024 decreased to RMB12.0 million (US$1.6 million) from RMB17.7 million for the same period of 2023. This decrease was attributable to reduced personnel-related expenses following the Company’s decision to adopt a more conservative approach on investments in research and development.

●	General and administrative expenses for the six months ended June 30, 2024 increased to RMB73.6 million (US$10.1 million) from RMB69.2 million for the same period of 2023. This slight increase was mainly due to: (i) an increase in provisions for the impairment of certain assets, such as loans to individuals and other accounts receivable of project deposits , and (ii) actions taken by the Company to improve operational efficiency, including the action to reduce expense positions.

NET INCOME

Net income for the six months ended June 30, 2024 was RMB16.4 million (US$2.3 million), compared to net income of RMB9.4 million for the same period of 2023.

Non-GAAP net income for the six months ended June 30, 2024 was RMB16.4 million (US$2.3 million), compared to non-GAAP net income of RMB9.4 million for the same period of 2023.

NET INCOME PER ADS

Basic and diluted net income per American Depositary Share (“ADS”) for the six months ended June 30, 2024 were both RMB4.50(US$0.62). In comparison, the Company’s basic and diluted net income attributable to ordinary shareholders per ADS for the same period of 2023 were both RMB3.94. Each ADS represents 5,625 of our Class A ordinary shares as of June 30, 2024.

LIQUIDITY

As of June 30, 2024, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB154.2 million (US$21.2 million). For the six months ended June 30, 2024, net cash used in operating activities was RMB5.9 million (US$807.3 thousand).

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB7.2672 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 28, 2024. The Company makes no representation that the Renminbi or U.S. dollar amounts referred could be converted into U.S. dollar or Renminbi, as the case may be, at any particular rate or at all.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss) and non-GAAP net margin by excluding share-based compensation expenses from income (loss) from operations and net income (loss). The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. Using the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. These non-GAAP financial measures should be considered in addition to financial measures prepared under GAAP, but should not be considered a substitute for, or superior to, financial measures prepared under GAAP. The Company compensates for these limitations by reconciling these non-GAAP financial measures to the most directly comparable U.S. GAAP measures, which should be considered when evaluating the Company’s performance. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) is a customer-oriented property technology company in China, focusing on providing real estate transaction digitalization services. Through innovative use of mobile internet, cloud, big data, artificial intelligence, among others, FangDD has fundamentally revolutionized the way real estate transaction participants conduct their business through a suite of modular products and solutions powered by SaaS tools, products and technology. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about FangDD’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as FangDD’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following. The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. FangDD’s plan to attract new and retain existing real estate agents, expand property listings, develop new products and increase service offerings might not be carried out as expected. FangDD might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that the Company believes to be reasonable as of this date, and FangDD undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

FangDD

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail:ir@fangdd.com

Fangdd Network Group Ltd.

SELECTED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS DATA

(All amounts in thousands of Renminbi, except for share and per share data)

	As of December 31,	As of June 30,
	2023	2024
Assets
Current assets
Cash and cash equivalents	121,733	125,427
Restricted cash	22,166	16,974
Short-term investments	15,312	11,845
Accounts receivable, net	314,638	260,482
Prepayments and other current assets	126,725	92,273
Inventory	12,503	6,018
Total current assets	613,077	513,019

Total assets	769,901	673,953

LIABILITIES
Current liabilities
Accounts payable	395,432	288,798
Customers’ refundable fees	31,554	31,863
Accrued expenses and other payables	117,556	109,435
Income taxes payable	5,068	5,270
Operating lease liabilities-current	111	1,499
Total current liabilities	549,721	436,865

Total liabilities	578,404	462,557

Total Fangdd Network Group Ltd. shareholders’ equity	195,845	213,561
Non-controlling interests	(4,348)	(2,165)
Total equity	191,497	211,396

Total liabilities and equity	769,901	673,953

Fangdd Network Group Ltd.

SELECTED UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) DATA

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2023	2024
Revenue	153,488	139,969
Cost of revenues	(133,673)	(122,510)
Gross profit	19,815	17,459

Operating expenses:
Sales and marketing expenses	(1,855)	(513)
Product development expenses	(17,725)	(11,958)
General and administrative expenses	(69,204)	(73,613)
Total operating expenses	(88,784)	(86,084)

Loss from operations	(68,969)	(68,625)

Net income	9,361	16,411
Net income attributable to minority shareholders	97	974
Net income attributable to ordinary shareholders	9,458	17,385

Net income	9,361	16,411
Other comprehensive income
Foreign currency translation adjustment, net of nil income taxes	1,267	320
Total comprehensive income, net of income taxes	10,628	16,731
Total comprehensive income attributable to minority shareholders	97	974
Total comprehensive income attributable to ordinary shareholders	10,725	17,705

Net income per share
- Basic	0.001	0.001
- Diluted	0.001	0.001
Net income per ADS
- Basic	3.94	4.50
- Diluted	3.94	4.50
Weighted average number of ordinary shares used in computing net income per share, basic and diluted
- Basic	13,937,948,159	20,827,256,643
- Diluted	13,937,948,159	20,827,256,643

Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2023	2024
GAAP loss from operations	(68,969)	(68,625)
Share-based compensation expenses	82	10
Non-GAAP loss from operations	(68,887)	(68,615)

GAAP net income	9,361	16,411
Share-based compensation expenses	82	10
Non-GAAP net income	9,443	16,421

GAAP operating margin	(44.93)%	(49.03)%
Share-based compensation expenses	0.05%	0.01%
Non-GAAP operating margin	(44.88)%	(49.02)%

GAAP net margin	6.10%	11.72%
Share-based compensation expenses	0.05%	0.01%
Non-GAAP net margin	6.15%	11.73%